

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2014

Via E-mail
William J. Caragol
Chief Executive Officer
PositiveID Corporation
1690 South Congress Avenue, Suite 201
Delray Beach, Florida 33445

> **Re: PositiveID Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed October 17, 2014**
> **File No. 001-33297**

Dear Mr. Caragol:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1.   We note in your disclosure that the increase in the number of Authorized Shares is to "facilitate current and future financing agreements." Please revise your disclosure to discuss the current financing agreements that require you to increase the number of authorized shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Emily Drazan, Attorney-Adviser, at (202) 551-3208, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
       Gregg E. Jaclin, Esq.
       Szaferman Lakind Blumstein & Blader, PC